Exhibit 99.1

Tencent Music Entertainment Group Announces Fourth Quarter and Full-Year 2024 Unaudited Financial Results

SHENZHEN, China, March 18, 2025 /PRNewswire/ --Tencent Music Entertainment Group (“TME,” or the “Company”) (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2024.

Fourth Quarter 2024 Financial Highlights

•	Total revenues were RMB7.46 billion (US$1.02 billion), representing an 8.2% year-over-year increase, primarily due to strong year-over-year growth in revenues from online music services, and partially offset by a decline in revenues from social entertainment services and others.

•	Revenues from music subscriptions were RMB4.03 billion (US$552 million), representing 18.0% year-over-year growth. The number of paying users increased by 13.4% year-over-year to 121.0 million, up by 2.0 million from the third quarter of 2024. ARPPU grew to RMB11.1 from RMB10.7 in the same period of 2023.

•	Net profit was RMB2.08 billion (US$284 million), representing 47.3% year-over-year growth. Net profit attributable to equity holders of the Company was RMB1.96 billion (US$268 million), representing 49.8% year-over-year growth. Non-IFRS net profit[1] was RMB2.40 billion (US$329 million), representing 43.0% year-over-year growth. Non-IFRS net profit attributable to equity holders of the Company[1] was RMB2.28 billion (US$312 million), representing 44.8% year-over-year growth.

•	Diluted earnings per ADS was RMB1.26 (US$0.17), up from RMB0.83 in the same period of 2023.

•	Total cash, cash equivalents, term deposits and short-term investments as of December 31, 2024 were RMB37.58 billion (US$5.15 billion).

Full Year 2024 Financial Highlights

•	Total revenues were RMB28.40 billion (US$3.89 billion), representing a 2.3% year-over-year increase.

•	Revenues from music subscriptions were RMB15.23 billion (US$2.09 billion), representing 25.9% year-over-year growth. The strong growth was driven by continuous expansion in both paying users and ARPPU.

[1]	Non-IFRS net profit and non-IFRS net profit attributable to equity holders of the Company were arrived at after excluding the combined effect of amortization of intangible assets and other assets arising from business acquisitions or combinations, share-based compensation expenses, net losses/gains from investments, and related income tax effects.

•	Net profit was RMB7.11 billion (US$974 million), representing 36.2% year-over-year growth. Net profit attributable to equity holders of the Company was RMB6.64 billion (US$910 million), representing 35.0% year-over-year growth. Non-IFRS net profit[1] was RMB8.14 billion (US$1.12 billion), representing 30.7% year-over-year growth. Non-IFRS net profit attributable to equity holders of the Company[1] was RMB7.67 billion (US$1.05 billion), representing 29.5% year-over-year growth.

•	The Company’s board of directors approved an annual cash dividend of approximately US$273 million for the year ended December 31, 2024, and authorized a new Share Repurchase Program up to US$1 billion during a 24-month period commencing from March 2025.

Mr. Cussion Pang, Executive Chairman of TME, commented, “2024 was a year of solid progress for TME, marked by strong performance in our online music business driving overall revenue growth and expanding profit margins. Our pioneering initiatives across the music value chain have reshaped the industry landscape and enriched our ecosystem, boosting subscriber penetration rate and lifetime value. We closed fourth quarter with advancements across key areas of online music business, laying a stronger foundation for future growth and innovation. With confidence into 2025, we are pleased to announce an annual dividend of approximately US$273 million and an expanded share repurchase program of up to US$1 billion. We are committed to delivering shareholder value while strategically positioning the company for long-term success.”

Mr. Ross Liang, CEO of TME, continued, “Our unwavering focus on user experience and effective operations have been crucial for stellar performance in 2024 and will continue to underpin future development. Enriching content ecosystem, fueled by technology integration, empowered us to further innovate and lead the way of music content consumption. Our SVIP initiative also recorded solid performance during the fourth quarter, resulting in user engagement improvement and ARPPU expansion. Looking ahead to 2025, we aim to harness the power of AI to personalize our services and bring more new experiences to users.”

Fourth Quarter 2024 Operational Highlights

•	Key Operating Metrics

	4Q24	4Q23	YoY %
MAUs – online music (million)	556	576	(3.5%)
Mobile MAUs – social entertainment (million)	82	104	(21.2%)
Paying users – online music (million)	121.0	106.7	13.4%
Paying users – social entertainment (million)	7.7	8.0	(3.8%)
Monthly ARPPU – online music (RMB)	11.1	10.7	3.7%
Monthly ARPPU – social entertainment (RMB)	70.4	78.0	(9.7%)

Broadening content and expansive ecosystem offer users a wider range of music services with enhanced benefits.

~~•~~	Diversified content offerings with over 260 million licensed and co-created music and audio tracks.1) Renewed contracts with SM Entertainment and Kakao Entertainment, expanding partnerships to include premium sound effects, artist performances and merchandise. 2) Partnered with renowned artists such as Dao Lang and Tayu Lo2 to offer timeless classics and privileged head-start benefits. 3) Collaborated with Angela Zhang to produce, release, and promote her album Conflicted, helping her reach a greater audience base and receive widespread acclaim. 4) Produced theme songs and original soundtracks for Tencent Video blockbusters including Blossom and Guardians of the Dafeng, and theatrical releases A Tapestry of a Legendary Land and TIGER WOLF RABBIT, quickly garnering praise from music lovers and movie viewers alike.

•	Solid progress made in artist merchandise and live performances. For example, 1) Produced physical albums for Xiao Zhan and Lay Zhang, and provided options to purchase Esther Yu’s merchandise along with her digital albums, significantly boosting album sales, 2) Partnered with Mayday to host an online New Year’s Eve concert and promoted the event across multiple short video platforms and social media channels.

Reinforced core value proposition further drove subscriber and ARPPU growth, SVIP gathered more traction.

•	Enhancements to algorithms and user interface drove personal music asset accumulation, measured by a 10% year-over-year increase in users' song collections. The improvements also boosted recommendation-driven streams.

•	We saw traction in our in-car music consumption driven by 1) expanded partnerships with mapping services including Amap and Baidu Maps, as well as deeper collaborations with electric vehicle manufacturers like BYD and XPENG, 2) optimized user experience through improved audio quality and karaoke features.

•	SVIP recorded strong sequential growth in memberships, along with improved ARPPU and engagement. These results benefited from: 1) elevated audio quality and effects, such as our highly acclaimed AI-powered audio effect and voice extraction, 2) expanded digital album library, and 3) introduction of diverse privileges for online concerts, such as high-definition modes for selective shows.

[2]	Names of artists and bands contained in this press release are sorted according to the following rules: (i) grouped by artists and bands: and (ii)in alphabetical order by family names.

Committed to innovation, we launched new features to bring novel experience to users.

•	Integrated DeepSeek LLM into song creation, which invigorated passion for music creation among our users. It also garnered an increasingly personalized music experience through its integration with AI assistants, comment sections, and recommendation pages.

•	Launched innovative virtual fan-artist communities, boosting user engagement and ecosystem vibrancy. Notable examples included the virtual communities of JC-T and Teens in Times.

•	Fostering stronger connections between brands and users, we designed and advertised interactive incentivized tasks, which became highly popular among our users. This led to robust year-over-year growth in advertising revenue.

Fourth Quarter 2024 Financial Review

Total revenues increased by RMB565 million, or 8.2%, to RMB7.46 billion (US$1.02 billion) from RMB6.89 billion in the same period of 2023.

•	Revenues from online music services delivered a strong year-over-year increase of 16.1% to RMB5.83 billion (US$799 million) from RMB5.02 billion in the same period of 2023. The increase was driven by solid growth in music subscription revenues, supplemented by growth in revenues from advertising services. Revenues from music subscriptions were RMB4.03 billion (US$552 million), representing 18.0% year-over-year growth, compared with RMB3.42 billion in the same period of 2023. This rapid growth was driven by continuous expansion in the online music paying user base and improved ARPPU. The number of online music paying users increased by 13.4% year-over-year to 121.0 million. This growth was primarily due to high quality contents, attractive membership privileges, and optimized user operations. Monthly ARPPU increased to RMB11.1 in the fourth quarter of 2024 from RMB10.7 in the same period of 2023, which was driven by effective promotions and the expansion of SVIP membership program. The year-over-year increase in revenues from advertising was primarily due to our more diversified product portfolio and innovative ad formats, such as ad-supported mode.

•	Revenues from social entertainment services and others decreased by 13.0% to RMB1.63 billion (US$223 million) from RMB1.87 billion in the same period of 2023. The decrease was mainly the result of adjustments to certain live-streaming interactive functions and more stringent compliance procedures implemented. Meanwhile, we continue to focus on the healthy growth in advertising and VIP memberships within social entertainment.

Cost of revenues decreased by 1.1% year-over-year to RMB4.21 billion (US$576 million), mainly due to decreased revenues from social entertainment services that led to less revenue sharing fees. Meanwhile, advertising agency fees, costs related to offline performances and payment channel fees increased year-over-year.

Gross margin increased to 43.6% from 38.3% in the same period of 2023, primarily due to strong growth in revenues from music subscriptions, including subscriptions to SVIP membership, and in revenues from advertising services, and the ramp-up of our own content.

Total operating expenses decreased by 7.3% year-over-year to RMB1.17 billion (US$161 million). Operating expenses as a percentage of total revenues decreased to 15.7% from 18.4% in the same period of 2023.

•	Selling and marketing expenses were RMB248 million (US$34 million), representing a 2.7% year-over-year decrease.

•	General and administrative expenses were RMB926 million (US$127 million), representing an 8.4% year-over-year decrease. This decrease was primarily due to lower employee-related expenses.

Total operating profit was RMB2.41 billion (US$330 million) in the fourth quarter of 2024, representing a 40.5% year-over-year increase.

The finance cost for the fourth quarter of 2024 mainly reflected an unrealized foreign exchange gain, arising from treasury management activities, which was largely affected by the fluctuation of exchange rate between RMB and USD as of September 30 and December 31, 2024.

The effective tax rate for the fourth quarter of 2024 was 16.9%, compared with 17.3% in the same period of 2023. We accrued withholding income tax of RMB110 million (US$15 million) in the fourth quarter of 2024.

For the fourth quarter of 2024, net profit was RMB2.08 billion (US$284 million) and net profit attributable to equity holders of the Company was RMB1.96 billion (US$268 million). Non-IFRS net profit was RMB2.40 billion (US$329 million) and non-IFRS net profit attributable to equity holders of the Company was RMB2.28 billion (US$312 million). Please refer to the section in this press release titled “Non-IFRS Financial Measure” for details.

Basic and diluted earnings per American Depositary Shares (“ADS”) for the fourth quarter of 2024 were RMB1.27 (US$0.17) and RMB1.26 (US$0.17), respectively; non-IFRS basic and diluted earnings per ADS were RMB1.48 (US$0.20) and RMB1.47 (US$0.20), respectively. For the fourth quarter of 2024, the Company had weighted averages of 1.54 billion basic and 1.56 billion diluted ADSs outstanding, respectively. Each ADS represents two of the Company’s Class A ordinary shares.

As of December 31, 2024, the combined balance of the Company’s cash, cash equivalents, term deposits and short-term investments amounted to RMB37.58 billion (US$5.15 billion), compared with RMB36.04 billion as of September 30, 2024.

Full Year 2024 Financial Review

Total revenues increased by RMB649 million, or 2.3%, to RMB28.40 billion (US$3.89 billion) from RMB27.75 billion in 2023.

•	Revenues from online music services delivered a strong year-over-year increase of 25.5% to RMB21.74 billion (US$2.98 billion) from RMB17.33 billion in 2023. The increase was driven by strong growth in music subscription revenues, supplemented by growth in revenues from advertising services. Revenues from music subscriptions were RMB15.23 billion (US$2.09 billion), representing 25.9% year-over-year growth, compared with RMB12.10 billion in 2023. This rapid growth was driven by continuous expansion in the online music paying user base and improved ARPPU. Additionally, increased revenues from offline performances also contributed to the growth in revenues from online music services.

•	Revenues from social entertainment services and others decreased by 36.1% to RMB6.66 billion (US$912 million) from RMB10.43 billion in 2023. The decrease was mainly the result of adjustments to certain live-streaming interactive functions and more stringent compliance procedures implemented. Meanwhile, we continue to focus on the healthy growth in advertising and VIP memberships within social entertainment.

Cost of revenues decreased by 8.8% year-over-year to RMB16.38 billion (US$2.24 billion), mainly due to decreased revenues from social entertainment services that led to less revenue sharing fees. Meanwhile, content costs of royalties, costs related to offline performances, advertising agency fees and payment channel fees increased year-over-year.

Gross margin increased to 42.3% from 35.3% in 2023, primarily due to strong growth in revenues from music subscriptions, including subscriptions to SVIP membership, and in revenues from advertising services, and the ramp-up of our own content.

Total operating expenses decreased by 6.8% year-over-year to RMB4.68 billion (US$641 million). Operating expenses as a percentage of total revenues decreased to 16.5% from 18.1% in 2023.

•	Selling and marketing expenses were RMB865 million (US$119 million), representing a 3.6% year-over-year decrease.

•	General and administrative expenses were RMB3.81 billion (US$522 million), representing a 7.5% year-over-year decrease. This decrease was primarily due to lower employee-related expenses.

Total operating profit was RMB8.71 billion (US$1.19 billion) for the full year of 2024, representing an increase of 43.8% year-over-year.

For the full year of 2024, net profit was RMB7.11 billion (US$974 million) and net profit attributable to equity holders of the Company was RMB6.64 billion (US$910 million). Non-IFRS net profit was RMB8.14 billion (US$1.12 billion) and non-IFRS net profit attributable to equity holders of the Company was RMB7.67 billion (US$1.05 billion). Please refer to the section in this press release titled “Non-IFRS Financial Measure” for details.

Basic and diluted earnings per ADS for the full year of 2024 were RMB4.31 (US$0.59) and RMB4.24 (US$0.58), respectively; non-IFRS basic and diluted earnings per ADS were RMB4.97 (US$0.68) and RMB4.90 (US$0.67), respectively. For the full year of 2024, the Company had weighted averages of 1.54 billion basic and 1.57 billion diluted ADSs outstanding, respectively.

Share Repurchase Program

With confidence in TME’s growth prospects, our board of directors has recently authorized a new Share Repurchase Program under which the Company may repurchase up to US$1 billion of its Class A ordinary shares during a 24-month period commencing from March 2025. This program follows the completion of the US$500 million share repurchase program previously announced in March 2023.

Declaration of 2024 Dividend

For the fiscal year of 2024, the Company's board of directors declared a cash dividend of US$0.09 per ordinary share, or US$0.18 per ADS, to holders of record of ordinary shares and ADSs as of the close of business on April 3, 2025. The aggregate amount of cash dividends to be paid will be approximately US$273 million and is expected to be paid on or around April 17, 2025 and on or around April 24, 2025 for holders of ordinary shares and holders of ADSs, respectively. Holders of the Company’s ADSs will receive the cash dividends through the depositary, The Bank of New York Mellon, subject to the terms of the deposit agreement.

Environmental, Social, and Governance (“ESG”)

We made significant strides to empower female musicians’ development, fostering a more diverse and inclusive music community, with the number of female artists supported reaching 192,000. We will continue our commitment to ESG excellence and provide these artists with more opportunities for creative expression and performance. In the fourth quarter, we also partnered with the Ministry of Education and multiple NGOs to launch the “Writing Songs for Pandas” initiative, designed to enhance public awareness of biodiversity through the influence of music.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB7.2993 to US$1.00, the noon buying rate in effect on December 31, 2024, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Non-IFRS Financial Measure

The Company uses non-IFRS net profit for the period, which is a non-IFRS financial measure, in evaluating its operating results and for financial and operational decision-making purposes. TME believes that non-IFRS net profit helps identify underlying trends in the Company’s business that could otherwise be distorted by the effect of certain expenses that the Company includes in its profit for the period. TME believes that non-IFRS net profit for the period provides useful information about its results of operations, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by its management in its financial and operational decision-making.

Non-IFRS net profit for the period should not be considered in isolation or construed as an alternative to operating profit, net profit for the period or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review non-IFRS net profit for the period and the reconciliation to its most directly comparable IFRS measure. Non-IFRS net profit for the period presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. TME encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

Non-IFRS net profit for the period represents profit for the period excluding amortization of intangible and other assets arising from business acquisitions or combinations, share-based compensation expenses, net losses/gains from investments and related income tax effects.

Please see the “Unaudited Non-IFRS Financial Measure” included in this press release for a full reconciliation of non-IFRS net profit for the period to its net profit for the period.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country’s highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME’s mission is to create endless possibilities with music and technology. TME’s platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com

+86 (755) 8601-3388 ext. 818415

SOURCE Tencent Music Entertainment Group

TENCENT MUSIC ENTERTAINMENT GROUP
CONSOLIDATED INCOME STATEMENTS

	Three Months Ended December 31			Year Ended December 31
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Revenues
Online music services	5,022	5,831	799	17,325	21,742	2,979
Social entertainment services and others	1,871	1,627	223	10,427	6,659	912
	6,893	7,458	1,022	27,752	28,401	3,891
Cost of revenues	(4,252)	(4,205)	(576)	(17,957)	(16,376)	(2,244)
Gross profit	2,641	3,253	446	9,795	12,025	1,647

Selling and marketing expenses	(255)	(248)	(34)	(897)	(865)	(119)
General and administrative expenses	(1,011)	(926)	(127)	(4,121)	(3,811)	(522)
Total operating expenses	(1,266)	(1,174)	(161)	(5,018)	(4,676)	(641)
Interest income	277	315	43	1,052	1,196	164
Other gains, net	62	15	2	230	165	23
Operating profit	1,714	2,409	330	6,059	8,710	1,193

Share of net profit of investments accounted for using equity method	20	31	4	127	96	13
Finance cost	(30)	59	8	(141)	(94)	(13)
Profit before income tax	1,704	2,499	342	6,045	8,712	1,194

Income tax expense	(295)	(423)	(58)	(825)	(1,603)	(220)
Profit for the period/year	1,409	2,076	284	5,220	7,109	974

	Three Months Ended December 31			Year Ended December 31
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Attributable to:
Equity holders of the Company	1,306	1,957	268	4,920	6,644	910
Non-controlling interests	103	119	16	300	465	64

Earnings per share for Class A and Class B ordinary shares
Basic	0.42	0.64	0.09	1.58	2.15	0.30
Diluted	0.42	0.63	0.09	1.55	2.12	0.29

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	0.84	1.27	0.17	3.15	4.31	0.59
Diluted	0.83	1.26	0.17	3.11	4.24	0.58

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,103,386,279	3,075,189,032	3,075,189,032	3,121,653,686	3,084,230,029	3,084,230,029
Diluted	3,145,485,054	3,112,342,854	3,112,342,854	3,168,386,031	3,130,861,720	3,130,861,720
ADS used in earnings per ADS computation
Basic	1,551,693,140	1,537,594,516	1,537,594,516	1,560,826,843	1,542,115,015	1,542,115,015
Diluted	1,572,742,527	1,556,171,427	1,556,171,427	1,584,193,016	1,565,430,860	1,565,430,860

TENCENT MUSIC ENTERTAINMENT GROUP
UNAUDITED NON-IFRS FINANCIAL MEASURE

	Three Months Ended December 31			Year Ended December 31
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions, except per share data)			(in millions, except per share data)
Profit for the period/year	1,409	2,076	284	5,220	7,109	974
Adjustments:
Amortization of intangible and other assets arising from business acquisitions or combinations*	111	110	15	445	440	60
Share-based compensation	183	156	21	736	681	93
Losses/(Gains) from investments**	23	94	13	(7)	110	15
Income tax effects***	(48)	(37)	(5)	(171)	(204)	(28)
Non-IFRS Net Profit	1,678	2,399	329	6,223	8,136	1,115

Attributable to:
Equity holders of the Company	1,575	2,280	312	5,923	7,671	1,051
Non-controlling interests	103	119	16	300	465	64

Earnings per share for Class A and Class B ordinary shares
Basic	0.51	0.74	0.10	1.90	2.49	0.34
Diluted	0.50	0.73	0.10	1.87	2.45	0.34

Earnings per ADS (2 Class A shares equal to 1 ADS)
Basic	1.02	1.48	0.20	3.79	4.97	0.68
Diluted	1.00	1.47	0.20	3.74	4.90	0.67

Shares used in earnings per Class A and Class B ordinary share computation:
Basic	3,103,386,279	3,075,189,032	3,075,189,032	3,121,653,686	3,084,230,029	3,084,230,029
Diluted	3,145,485,054	3,112,342,854	3,112,342,854	3,168,386,031	3,130,861,720	3,130,861,720

ADS used in earnings per ADS computation
Basic	1,551,693,140	1,537,594,516	1,537,594,516	1,560,826,843	1,542,115,015	1,542,115,015
Diluted	1,572,742,527	1,556,171,427	1,556,171,427	1,584,193,016	1,565,430,860	1,565,430,860

*	Represents the amortization of identifiable assets, including intangible assets such as domain name, trademark, copyrights, supplier resources, corporate customer relationships and non-compete agreement etc., and fair value adjustment on music content (i.e., signed contracts obtained for the rights to access to the music contents for which the amount was amortized over the contract period), resulting from business acquisitions or combination.

**	Including the net gains/losses on deemed disposals/disposals of investments, fair value changes arising from investments, impairment provision of investments and other expenses in relation to equity transactions of investments.

***	Represents the income tax effects of Non-IFRS adjustments.

TENCENT MUSIC ENTERTAINMENT GROUP

CONSOLIDATED BALANCE SHEETS

	As at December 31, 2023	As at December 31, 2024
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
ASSETS
Non-current assets
Property, plant and equipment	490	803	110
Land use rights	2,437	2,364	324
Right-of-use assets	367	295	40
Intangible assets	2,032	2,049	281
Goodwill	19,542	19,647	2,692
Investments accounted for using equity method	4,274	4,669	640
Financial assets at fair value through other comprehensive income	6,540	14,498	1,986
Other investments	307	309	42
Prepayments, deposits and other assets	540	425	58
Deferred tax assets	352	422	58
Term deposits	8,719	10,419	1,427
	45,600	55,900	7,658

Current assets
Inventories	8	23	3
Accounts receivable	2,918	3,508	481
Prepayments, deposits and other assets	3,438	3,793	520
Other investments	37	46	6
Term deposits	9,937	13,999	1,918
Restricted Cash	31	11	2
Cash and cash equivalents	13,567	13,164	1,803
	29,936	34,544	4,733

Total assets	75,536	90,444	12,391

	As at December 31, 2023	As at December 31, 2024
	RMB	RMB	US$
	Audited	Unaudited	Unaudited
	(in millions)
EQUITY
Equity attributable to equity holders of the Company
Share capital	2	2	0
Additional paid-in capital	36,576	29,035	3,978
Shares held for share award schemes	(302)	(520)	(71)
Treasury shares	(6,996)	(550)	(75)
Other reserves	9,658	19,845	2,719
Retained earnings	16,969	20,051	2,747
	55,907	67,863	9,297
Non-controlling interests	1,295	1,863	255

Total equity	57,202	69,726	9,552

LIABILITIES
Non-current liabilities
Notes payables	5,636	3,572	489
Deferred tax liabilities	239	198	27
Lease liabilities	297	219	30
Deferred revenue	148	179	25
	6,320	4,168	571

Current liabilities
Accounts payable	5,006	6,879	942
Other payables and other liabilities	3,472	3,381	463
Notes payables	—	2,154	295
Current tax liabilities	567	934	128
Lease liabilities	115	106	15
Deferred revenue	2,854	3,096	424
	12,014	16,550	2,267

Total liabilities	18,334	20,718	2,838

Total equity and liabilities	75,536	90,444	12,391

TENCENT MUSIC ENTERTAINMENT GROUP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended December 31			Year Ended December 31
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited
	(in millions)			(in millions)

Net cash provided by operating activities	1,977	2,480	340	7,337	10,275	1,408
Net cash (used in)/provided by investing activities	(193)	1,324	181	(1,863)	(6,818)	(934)
Net cash used in financing activities	(576)	(815)	(112)	(1,538)	(3,830)	(525)
Net increase/(decrease) in cash and cash equivalents	1,208	2,989	409	3,936	(373)	(51)
Cash and cash equivalents at beginning of the period/year	12,381	10,209	1,399	9,555	13,567	1,859
Exchange differences on cash and cash equivalents	(22)	(34)	(5)	76	(30)	(4)
Cash and cash equivalents at end of the period/year	13,567	13,164	1,803	13,567	13,164	1,803